Exhibit 10.5

Agreement

        This Agreement is entered into effective the 29th day of August, 2002, by and between DDS Technology, Ltd., a private limited company organized and in good standing pursuant to the laws of the United Kingdom, (herein referred to as the "Licensor"), and DDS Holdings, Inc., a corporation organized and in good standing pursuant to the laws of Nevada (herein referred to as "Licensee").

WITNESSETH:

        WHEREAS, the owner of the European patent application, serial number 02425336.1, which was filed with the European Patent Office on May 28, 2002 (herein referred to as the "EPO Application") has irrevocably assigned to the Licensor (the assignment document is attached hereto) any and all rights connected to the utilization of the technology described in the EPO Application; and

        WHEREAS, the owner of the EPO Application has also undertaken to transfer such patent to the Licensor once it will be issued from the competent office; and

        WHEREAS, the EPO Application describes certain technology related to Longitudinal Micrometric Separator For Classifying Solid Particulate Materials (Separatore Micrometrico Longitudinale per la Classificazione di Materiali Solidi Particolati) and Licensor has other technology, all of which is of interest to Licensee (all such technology referenced in this paragraph being referred to herein as the "Technology"); and

        WHEREAS, Licensee wishes to acquire an exclusive license of the Technology in North America, Central America, and South America, including the Caribbean but excluding Cuba (herein referred to as the "Geographic Area"), and wishes to acquire the right to protect and seek protection of all intellectual property rights (herein referred to as the "IP Rights") for the Geographic Area; and

        WHEREAS, Licensor is willing to grant to Licensee an exclusive license and the right to protect and seek protection of the IP Rights for the Geographic Area under the terms and conditions set forth herein;

        NOW, THEREFORE, in consideration of the premises, the agreements, covenants and conditions contained herein, the parties hereto agree as follows:

        1.  As used in this Agreement, the following terms shall have the following meanings:

        (a) "Active Principle" shall mean a substance produced by the Technology from naturally occurring substances that may be added to a pharmaceutical, cosmetic or other products to produce a stabilizing effect on the product.

        (b) "Effective Date" of this Agreement shall mean the date appearing in the first sentence of this Agreement.

        (c) "Period" means three months. The first Period beginning on the Effective Date.

        (d) "Profit" is the amount paid by a customer to Licensee minus normal business expenses, including but not limited to office operation expenses, travel expenses, taxes and commissions.

        (e) "Term" means the date on which the last patent obtained in the Geographic Area for the Technology identified in the EPO Application expires.

        2. Licensor hereby grants to Licensee an exclusive license to make and have made, subject to section 4 of this Agreement, and to use, offer to sell, sell, license, rent, and distribute products embodying the Technology and any improvements to the Technology throughout the Geographic Area, and - subject to Licensor's prior written consent which, however, cannot be unreasonably withheld - to grant sub-licenses hereunder, for the Term of this Agreement. Licensor acknowledges it has developed and continues to develop products embodying the Technology, and agrees to make available to the Licensee all information needed in connection with the sale, license, rental or distribution of such products pertaining to their functioning and utilization. Licensor agrees to provide a reasonable amount of training to Licensee regarding the manufacture and use of such products. The parties agree that all costs associated with providing such training shall be billed to Licensee for payment , and that the bill will not be in excess of the costs incurred in providing such training.

        3. Licensor hereby grants to Licensee the right to file and prosecute on behalf of Licensor, patent applications covering the Technology and any improvements to the Technology in the patent offices authorized to issue patents within any portion of the Geographic Area. Licensee will bear the cost of prosecuting such patent applications, and Licensee will bear the cost of maintaining such patent applications. Licensor shall make available to Licensee any information regarding the Technology, including but not limited to detailed drawings, only to the extent such information is required by the competent patent office for the issuing of the relevant patent covering the Technology. Any patent to be issued in the Geographic Area covering the Technology shall bear the name of the Licensor exclusively.

        4. Licensee agrees to satisfy its need for products embodying the Technology by purchasing such products from Licensor for as long as Licensor produces such products, and Licensor agrees to sell such products to Licensee for a price equal to Licensor's manufacturing cost. If Licensor is unable to satisfy Licensee's need for products embodying the Technology, Licensee is authorized to manufacture products embodying the Technology under Licensor's supervision. Licensee shall inform Licensor about the quantity of products needed and Licensee is not authorized to manufacture such products if Licensor has not previously communicated to the Licensee that Licensor is unable to satisfy Licensee's needs. Licensee acknowledges that manufacturing of the Longitudinal Diffusers shall in any event be performed directly by Licensor. Furthermore, Licensee may purchase Active Principle from Licensor, and Licensor agrees to sell such Active Principle to Licensee for a price equal to Licensor's manufacturing cost, and Profits derived from the sale of such Active Principle shall be subject to section 6.

        5. Licensor agrees to file PCT patent applications pursuant to the Patent Cooperation Treaty for the Technology and any improvements to the Technology, and to bear the costs associated with prosecuting such PCT patent applications. The PCT patent applications shall designate all possible states and regions so that a national phase patent application may be filed in any patent office that recognizes PCT patent applications. National phase patent applications shall be subject to section 3. The PCT patent applications will demand examination and examination report shall be shared with Licensee.

        6. In exchange for complying with this Agreement, Licensee shall pay Licensor the following:

        (a) The sum of $200,000 (two-hundred thousand United States dollars), payable upon execution of this Agreement by both parties.

        (b) The sum of $300,000 (three hundred thousand United States dollars), payable thirty (30) days following execution of this Agreement by both parties.

        (c) 3,500,000 (three million, five hundred thousand) shares of common stock in Licensee, which is approximately 25% of the fully diluted shares of common stock. It should be noted that actions may be taken that will result in a transformation of Licensee's common stock into publicly traded stock. Licensee shall not take any action which would dilute Licensor disproportionately to any other founder.

        (d) 49% (forty-nine percent) of the net Profits derived from the sale of products embodying the Technology during a Period.

        (e) 24% (twenty-four percent) of the net Profits derived from the licensing and rental of products embodying the Technology during a Period.

        (f) 49% (forty-nine percent) of net Profits derived from the sale of materials that are produced by machines embodying the Technology and subsequently sold for use in producing pharmaceutical additive, cosmetics or other products during a Period.

        (g) Licensor and Licensee shall maintain the same price structure for the machines embodying the Technology. The current price is US $1,500,000.00.

        Furthermore, Licensee shall pay to a charity designated by the parties (herein referred to as the "Charity") 2% (two percent) of net Profits derived from (i) the sale of products embodying the Technology during a Period, (ii) the licensing and rental of products embodying the Technology during a Period, and (iii) the sale of materials that are produced by machines embodying the Technology and subsequently sold for uses in producing pharmaceutical additive, cosmetics or other products during a Period. Upon agreement of the parties, the Charity may be changed. The parties agree that initially the Charity shall be H.A.C. - Help America Central of Nicaragua

        Sums due under section 6d, 6e, 6f and to the Charity pursuant to this section 6 shall be paid at the end of the month following the end of the Period.

        7. Licensee and any sub-licensee shall keep true and complete books of account sufficient for calculation of the amounts due under section 6 above and to determine the accuracy of such calculation. With each payment due under section 6 above, Licensee shall furnish Licensor a written report showing the total paid by customers to Licensee and the business expenses for the Period. Licensor shall have the right to have such books of account examined by an independent certified public accountant (herein referred to as "CPA") during normal business hours of Licensee, but not more than once in any 12 month period, as may be necessary, to determine the correctness of any of the reports rendered by Licensee hereunder, provided, however that any examination with respect to such books of account shall be made within three years after the end of a Period, and further provided that such CPA shall maintain confidential all information obtained from such examination.

        8. Subject to Licensor's prior written consent and provided, however, that such consent shall not be unreasonably withheld, Licensee may assign its rights and obligations under this Agreement to a successor to substantially the entire business of Licensee which agrees to be bound by the terms of this Agreement. Any other assignment or attempted assignment by Licensee, without the prior written consent of Licensor, whether by operation of law or otherwise, shall be void. Licensor may assign its rights and obligations under this Agreement to a company that it forms for the purpose of seeking favorable tax treatment, provided that such a company agrees in writing to this Agreement, and that it has the ability to uphold the obligations of Licensor under this Agreement, and that the rights and obligations of Licensee shall not be altered. Any other assignment or attempted assignment by Licensor, without Licensee's prior written consent - which, however, shall not be unreasonably withheld - whether by operation of law or otherwise, shall be void.

        9. Licensor may terminate this Agreement upon sixty (60) days prior written notice in the event of any default by Licensee under this Agreement, provided, however, that if Licensee corrects such default during such 60 days then this Agreement shall continue in full force as if such notice had not been given. Licensee may terminate this Agreement upon sixty (60) days prior written notice in the event of any default by Licensor under this Agreement, provided, however, that if Licensor corrects such default during such 60 days, then this Agreement shall continue in full force as if such notice had not been given.

        10. Licensee and Licensor shall promptly notify the other party, in writing, of any infringement by a third party of patents that may issue for the Technology in the Geographic Area of which it becomes aware, and Licensee and Licensor shall discuss what action, if any, may be appropriate with respect to such infringement. If it is determined that there is in fact an infringement of such a patent, Licensee shall have the right to seek a cessation of such infringement, and the parties shall share equally in the expenses and payments received in association with such cessation activities. If Licensee decides not to seek a cessation of such infringement, Licensor shall have the right to seek a cessation of such infringement, and the parties shall share equally in the expenses and payments received in association with such cessation activities. The parties shall use their reasonable commercial efforts to cooperate with each other regarding inquiries into any infringement of the IP Rights associated with the Technology in the Geographic Area, to identify third parties responsible for such infringement to protect the commercial goodwill related to the IP Rights and to obtain such damages for infringement as are allowed by law. The Licensee shall use reasonable best efforts to become aware of such third parties operating within the Geographic Area in countries where Licensee has significant operations, and Licensor shall use reasonable best efforts to become aware of such third parties operating outside the Geographic Area in countries where Licensor has significant operations.

        11. Upon execution of this Agreement, the parties shall take actions designed to provide Licensor the right to appoint one member of Licensee's board of directors, and that member of Licensee's board of directors shall serve a term that ends three years from the Effective Date. Licensor and the member appointed by Licensor to Licensee's board of directors shall not seek to appoint or cast votes that would determine who occupies the other positions on Licensee's board of directors.

        12. Licensor represents and warrants that:

        (a) it may exercise any and all rights connected to the utilization of the Technology described in the EPO Application and has the right to seek patents for the Technology described in such EPO Application in all patent offices issuing patents in the Geographic Area until at least May 23, 2003;

        (b) it has the unencumbered right to enter into this License Agreement;

        (c) it is unaware of any third party using, selling or licensing the Technology in the Geographic Area;

        (d) it is not aware of any third party patent that might be infringed by the manufacture, use, offering for sale, sale, licensing or rental of a product embodying the Technology.

        13. Licensee represents and warrants that it has the unencumbered right to enter into this License Agreement.

        14. In the event Licensee becomes a named defendant in a patent infringement action pertaining to the Technology, Licensor shall hold Licensee harmless and indemnify Licensee for all damages including, but not limited to awards, costs, judgments and all legal fees. In addition to other rights Licensee may have, Licensee has the right to terminate this Agreement if any infringement action is brought by any third party against Licensee or Licensor pertaining to activities authorized under this Agreement. The parties shall immediately inform each other of any action or claim which may be taken or threatened against one or both of the parties as a result of implementing this Agreement or the exercise of any rights under this Agreement.

        15. In the event Licensee becomes a named defendant in a product liability action pertaining to the Technology and in     which such action arises from anything other than the Licensee's willful or negligent misuse of the Technology, Licensor shall hold the Licensee harmless and the Licensor shall be responsible for all damages, including but not limited to awards, costs, judgments and all legal fees arising from such product liability action. The parties shall each obtain an appropriate amount of product liability insurance, and such amount shall be at least $10,000,000 in coverage.

        16. Licensor shall not enter into an agreement with a third party which would authorize that third party to make, have made, use, offer to sell, sell, license, rent, or distribute products embodying the Technology and any improvements to the Technology within the Geographic Area.

        17. Licensee acknowledges that Licensor has been negotiating with an entity referred to by the parties as "Sigma Tau" for the exclusive world rights to pharmaceutical additives produced by the Technology. Licensee consents to such negotiations, and notwithstanding the terms of this Agreement, Licensee consents to Licensor granting an exclusive world license to Sigma Tau to use the Technology to produce products used in pharmaceuticals. In the event such an agreement with Sigma Tau is executed, and to the extent such an agreement with Sigma Tau includes the Geographic Area, Licensor shall pay Licensee 25% (twenty-five percent) of any profit resulting therefrom, and such profit shall include royalty payments. As used in the previous sentence, "profit" is the amount paid minus normal business expenses, including but not limited to office operation expenses, travel expenses, taxes and commissions. Payments due under this section 17 shall be made one month after each Period. Licensor shall keep true and complete books of account sufficient for calculation of the amounts due under this section 17 and to determine the accuracy of such calculation. Licensee shall have the right to have such books of account examined by an independent certified public accountant during normal business hours, but not more than once in any 12 month period, as may be necessary, to determine the correctness of such books of account, provided, however that any examination with respect to such books of account shall be made within three years after the end of a Period, and further provided that such certified public accountant shall maintain confidential all information obtained from such examination.

        18. Licensee has the right to direct Licensor to manufacture products embodying the Technology for sale to Licensee in a location that results in favorable tax treatment to Licensee, and Licensor shall maintain supervisory control of such manufacturing process. The parties will assist each other in delivering equipment and other items so as to receive tax treatment favorable to Licensee.

        19. Each party agrees to grant the other party the right of first refusal in the event either party wishes to sell their respective companies. Further, should Licensor wish to grant licenses of the Technology or any improvements thereof for other countries, Licensor shall grant Licensee the right of first refusal for each of those countries.

        20. If any provision of this Agreement is determined to be invalid or unenforceable, those provisions shall be deemed severed from this Agreement, and shall not cause the invalidity of the remainder of this Agreement.

        21. Facsimile signatures shall be accepted as original signatures. This agreement may be signed in counterparts, and the parts shall constitute one original binding document.

        22. In the event a party violates this Agreement, and a mutually acceptable resolution can not be reached, the injured party may institute suit, and the non-prevailing party shall pay all legal fees regarding such suit.

        23. The parties agree that in the event of a breach of any provision of this Agreement, each party shall be entitled to injunctive relief, including a permanent injunction or similar order, enjoining the other party from acting contrary to the terms contained herein, and that pending a determination of such relief, the other party shall accede to a temporary restraining order, without prejudice to any other rights that the non-breaching party may have. The non-breaching party shall be entitled to costs, including legal fees, incurred in obtaining a permanent injunction.

        24. All notices required or contemplated by this Agreement shall be in writing and shall be mailed by first class mail, postage prepaid, to the address first set forth above, or to the address last provided in writing by the other party.

        25. Until such time as the common stock of Licensee is publicly traded, this Agreement shall be governed and construed in accordance with the laws of the United Kingdom and any dispute, controversy or claim arising out of or relating to this Agreement shall be finally settled by arbitration conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce by a panel of three arbitrators, each party being able to appoint one of such arbitrators, and the third arbitrator being appointed by the other two arbitrators, and such arbitration shall occur in Geneva, Switzerland. After Licensee's common stock is publicly traded, this agreement shall be governed and construed in accordance with the laws of the State of Florida, and any dispute, controversy or claim arising out of or relating to this Agreement shall be brought and decided in the courts of Florida or the United States Federal Courts in Florida, and the parties agree to accept service of process by mail, and waive any jurisdictional or venue defenses otherwise available.

        26. The parties represent this Agreement has been jointly prepared, and each has had an opportunity to review and suggest revisions to the Agreement. Further, the parties represent they are represented by an attorney and their attorneys have had an opportunity to review and comment on the Agreement.

        27. This Agreement represents the entire Agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements between the parties on this subject, and may be amended only by a written instrument or instruments signed on behalf of the parties hereto.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

DDS Holdings, Inc.
By: ___________________________
Ben Marcovitch, Its President

DDS Technology, Ltd

By:___________________________
Umberto Manola, Its President